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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                         (Amendment No. ______________)*

                               The viaLINK Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   92552Q 10 1
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                                 (CUSIP Number)

                                  July 13, 2000
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           (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92552Q 10 1

  1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only).

     Hewlett-Packard Company, 94-1081436
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     N/A                                     (a) [ ]
                                             (b) [ ]
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  3. SEC Use Only

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  4. Citizenship or Place of Organization:

     Delaware
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       Number of                       5.   Sole Voting Power
   Shares Beneficially Owned
 by Each Reporting Person With:             4,376,137(1)(2)
                                       --------------------------------
                                       6.   Shared Voting Power

                                            0
                                       --------------------------------
                                       7.   Sole Dispositive Power

                                            4,376,137 (1)(2)
                                       --------------------------------
                                       8.   Shared Dispositive Power

                                            0
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  9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      4,376,137(1)(2)
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  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

      N/A
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  11. Percent of Class Represented by Amount in Row (9)

      17%*
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  12. Type of Reporting Person (See Instructions)

      CO
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     (1) Pursuant to a Subordinated Secured Convertible Promissory Note (the
     "Note") dated March 1, 1999, entered into between Hewlett-Packard Company ("Hewlett-Packard") and The viaLINK Company ("viaLINK"), Hewlett-Packard is entitled to convert the unpaid principal and accrued interest under the
     Note into shares of Common Stock of viaLINK 18 months after the execution of the Note. As of January 29, 2001, Hewlett-Packard is entitled to convert the Note into approximately 4,309,113 shares of the Common Stock of viaLINK.

     (2) On March 23, 2000, Hewlett-Packard acquired 67,024 shares of the Common Stock of viaLINK.

                                                                          Page 2
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CUSIP No. 92552Q 10 1

Item 1(a) Name of Issuer:

          The viaLINK Company

      (b) Address of Issuer's Principal Executive Offices:

          13155 Noel Road, Suite 800 Dallas, Texas 75240

Item 2(a) Name of Person Filing:

          Hewlett-Packard Company

      (b) Address of Principal Business Office or, if none, Residence:

          3000 Hanover Street, Palo Alto, California 93404

      (c) Citizenship:

          Delaware

      (d) Title of Class of Securities:

          Common Stock

      (e) CUSIP Number:

          92552Q 10 1

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or or 240.13d-2(b) or (c), check whether the person filing is a:

           N/A

       (a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
       (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78o.
       (c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
       (d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)[ ] An investment advisor in accordance with Section 240.13d-1(b)
              (1)(ii)(E);
       (f)[ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);
       (g)[ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);
       (h)[ ] A savings associations as defined in Section 3(b) of the
              Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

       (a)  Amount of beneficially owed:  4,376,137(1)(2)

                                                                          Page 3
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CUSIP No. 92552Q 10 1

       (b)  Percent of class:  17%*

       (c)  Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote: 4,376,137(1)(2)
            (ii) Shared power to vote or to direct the vote: 0
            (iii)Sole power to dispose or to direct the disposition of:
                 4,376,137(1)(2)
            (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  N/A

Item 8. Identification and Classification of Members of the Group

                  N/A

Item 9. Notice of Dissolution of Group

                  N/A

Item 10.Certification

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: January 30, 2001                        HEWLETT-PACKARD COMPANY
               --

                                               /s/Charles N. Charnas
                                               ---------------------------
                                               Charles N. Charnas
                                               Assistant Secretary
                                               and Senior Managing Counsel



 * All calculations are based on 21,461,288 shares of The viaLINK Company Common Stock issued and outstanding as of November 11, 2000 reported in its Form 10QSB for the quarter ended September 30, 2000.


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